                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                NGC Corporation
      -----------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 Par Value
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  629121 10 4
      -----------------------------------------------------------------
                                 (CUSIP Number)

                                 C. L. Watson
                                NGC Corporation
                                1000 Louisiana
                                  Suite 5800
                             Houston, Texas  77002
                                (713) 507-6400
      -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 20, 1997
      -----------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                             CUSIP NO. 629121 10 4


(1)  Names of Reporting Persons.  S.S. or I.R.S.     C. L. Watson
     Identification Nos. of Above Persons

(2)  Check the Appropriate Box if                    (a)
     a Member of a Group (See Instructions)/1/       (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)              PF (See Item 3)

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization            United States

Number of Shares       (7)  Sole Voting Power        See Item 5
   Beneficially
   Owned by Each       (8)  Shared Voting Power      See Item 5
   Reporting
   Person With         (9)  Sole Dispositive Power   See Item 5

                       (10) Shared Dispositive Power See Item 5

(11) Aggregate Amount Beneficially                   8,907,575
     Owned by Each Reporting Person                  (See Item 5)

(12) Check if the Aggregate Amount                   x
     in Row (11) Excludes Certain                    (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                    5.85%
     by Amount in Row (11)                           (See Item 5)

(14) Type of Reporting Person (See Instructions)      IN



________________________

/1/     The reporting person expressly disclaims the existence of any group.

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                             CUSIP NO. 629121 10 4

(1)  Names of Reporting Persons.  S.S. or I.R.S.      C. L. Watson, Trustee fbo
     Identification Nos. of Above Persons             Charles L. Watson Grantor
                                                      Retained Annuity Trust

(2)  Check the Appropriate Box if                     (a)
     a Member of a Group (See Instructions)/1/        (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                PF (See Item 3)

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              See Item 2

 Number of Shares     (7)  Sole Voting Power           See Item 5
 Beneficially
 Owned by Each        (8)  Shared Voting Power         See Item 5
 Reporting
 Person With          (9)  Sole Dispositive Power      See Item 5

                      (10) Shared Dispositive Power    See Item 5

(11) Aggregate Amount Beneficially                     8,907,575
     Owned by Each Reporting Person                    (See Item 5)

(12) Check if the Aggregate Amount                     x
     in Row (11) Excludes Certain                      (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                      5.85%
     by Amount in Row (11)                             (See Item 5)

(14) Type of Reporting Person (See Instructions)       OO (See Item 2)


_______________________

/1/     The reporting person expressly disclaims the existence of any group.

                             CUSIP NO. 629121 10 4

(1)  Names of Reporting Persons.  S.S. or I.R.S.       C.L. Watson, Trustee fbo
     Identification Nos. of Above Persons              Kim R. Watson Grantor
                                                       Retained Annuity Trust

(2)  Check the Appropriate Box if                      (a)
     a Member of a Group (See Instructions)/1/         (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                PF(See Item 3)

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              See Item 2

Number of Shares      (7)  Sole Voting Power           See Item 5
   Beneficially
   Owned by Each      (8)  Shared Voting Power         See Item 5
   Reporting
   Person With        (9)  Sole Dispositive Power      See Item 5

                      (10) Shared Dispositive Power    See Item 5

(11) Aggregate Amount Beneficially                     8,907,575
     Owned by Each Reporting Person                    (See Item 5)

(12) Check if the Aggregate Amount                     x
     in Row (11) Excludes Certain                      (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                      5.85%
     by Amount in Row (11)                             (See Item 5)

(14) Type of Reporting Person (See Instructions)       OO (See Item 2)


___________________

/1/     The reporting person expressly disclaims the existence of any group.

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                             CUSIP NO. 629121 10 4

(1)  Names of Reporting Persons.  S.S. or I.R.S.       C.L. Watson, Trustee fbo
     Identification Nos. of Above Persons              Keri M. Watson Trust

(2)  Check the Appropriate Box if                      (a)
     a Member of a Group (See Instructions)/1/         (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                PF (See Item 3)

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              See Item 2

Number of Shares     (7)  Sole Voting Power            See Item 5
   Beneficially
   Owned by Each     (8)  Shared Voting Power          See Item 5
   Reporting
   Person With       (9)  Sole Dispositive Power       See Item 5

                     (10)Shared Dispositive Power      See Item 5

(11) Aggregate Amount Beneficially                     8,907,575
     Owned by Each Reporting Person                    (See Item 5)

(12) Check if the Aggregate Amount                     x
     in Row (11) Excludes Certain                      (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                      5.85%
     by Amount in Row (11)                             (See Item 5)

(14) Type of Reporting Person (See Instructions)       OO (See Item 2)



_____________________
/1/     The reporting person expressly disclaims the existence of any group.

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                             CUSIP NO. 629121 10 4

(1)  Names of Reporting Persons.  S.S. or I.R.S.       C.L. Watson, Trustee fbo
     Identification Nos. of Above Persons              Brian J. Watson Trust

(2)  Check the Appropriate Box if                      (a)
     a Member of a Group (See Instructions)/1/         (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                PF (See Item 3)

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization              See Item 2

Number of Shares     (7)  Sole Voting Power            See Item 5
   Beneficially
   Owned by Each     (8)  Shared Voting Power          See Item 5
   Reporting
   Person With       (9)  Sole Dispositive Power       See Item 5

                     (10) Shared Dispositive Power     See Item 5

(11) Aggregate Amount Beneficially                     8,907,575
     Owned by Each Reporting Person                    (See Item 5)

(12) Check if the Aggregate Amount                     x
     in Row (11) Excludes Certain                      (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                      5.85%
     by Amount in Row (11)                             (See Item 5)

(14) Type of Reporting Person (See Instructions)       OO (See Item 2)


_____________________

/1/     The reporting person expressly disclaims the existence of any group.

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                             CUSIP NO. 629121 10 4


(1)  Names of Reporting Persons.  S.S. or I.R.S.       C.L. Watson, Trustee fbo
     Identification Nos. of Above Persons              Carly R. Watson Trust

(2)  Check the Appropriate Box if                      (a)
     a Member of a Group (See Instructions)/1/         (b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                 PF (See Item 3)

(5)  Check if Disclosure of Legal
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization               See Item 2

Number of Shares      (7)  Sole Voting Power            See Item 5
   Beneficially
   Owned by Each      (8)  Shared Voting Power          See Item 5
   Reporting
   Person With        (9)  Sole Dispositive Power       See Item 5

                      (10) Shared Dispositive Power     See Item 5

(11) Aggregate Amount Beneficially                      8,907,575
     Owned by Each Reporting Person                     (See Item 5)

(12) Check if the Aggregate Amount                      x
     in Row (11) Excludes Certain                       (See Item 5)
     Shares (See Instructions)

(13) Percent of Class Represented                       5.85%
     by Amount in Row (11)                              (See Item 5)

(14Type of Reporting Person (See Instructions)          OO (See Item 2)


________________________

/1/     The reporting person expressly disclaims the existence of any group.

                             CUSIP NO. 629121 10 4


Item 1.   Security and Issuer.

      This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of NGC Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1000 Louisiana, Suite 5800, Houston, Texas 77002.

Item 2.   Identity and Background.

      (a) This statement is filed by Mr. C. L. Watson, in his individual capacity and in his capacity as trustee (in such capacity, the "Trustee") of the Charles L. Watson Grantor Retained Annuity Trust, Kim R. Watson Grantor Retained Annuity Trust, Keri M. Watson Trust, Brian J. Watson Trust and Carly R. Watson Trust (collectively, the "Trusts"). Mr. Watson, in both his individual capacity and in his capacity as the Trustee, may hereinafter be referred to as the Reporting Person. Ms. Kim R. Watson, beneficiary of the Kim R. Watson Grantor Retained Annuity Trust, is the wife of C. L. Watson and Ms. Keri M. Watson, beneficiary of the Keri M. Watson Trust, Mr. Brian J. Watson, beneficiary of the Brian J. Watson Trust, and Ms. Carly R. Watson, beneficiary of the Carly R.Watson Trust, are the minor children of C. L. Watson (collectively, the "Beneficiaries").

      (b) The Reporting Person has his principal business office at 1000 Louisiana, Suite 5800, Houston, Texas 77002.

      (c) The Reporting Person serves as the Chairman of the Board, Chief Executive Officer and a Director of the Issuer. The Issuer is a leading gatherer, processor, transporter and marketer of energy products and services in North America and the United Kingdom. The address of the principal executive offices of the Issuer is set forth in Item 1 above.

      (d) Neither the Reporting Person, nor any of the Beneficiaries, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither the Reporting Person, nor any of the Beneficiaries, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person and each of the Beneficiaries is a United States citizen and each of the Trusts was established under the laws of the State of Texas and the United States.

                             CUSIP NO. 629121 10 4

Item 3.   Source and Amount of Funds or Other Consideration.

      C. L. Watson has the right to acquire the beneficial ownership of 1,738,718 shares of Common Stock on May 19, 1997, through the exercise of certain employee stock options that become fully exercisable on such date. It is anticipated that Mr. Watson will use personal funds to acquire the shares of Common Stock issuable upon the exercise of such options. The options have an exercise price of $2.028 per share and expire on May 19, 2002.

      The Reporting Person previously filed a Schedule 13D on March 22, 1995, to report his initial acquisition of more than 5 percent of the outstanding Common Stock of the Issuer. The source and amount of funds or other consideration used in making the Reporting Person's initial acquisition was previously reported pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") in the Reporting Person's initial statement on Schedule 13D.

Item 4.   Purpose of Transaction.

      Acquisition of Shares of Common Stock. The 1,738,718 shares of Common Stock that may be acquired by C. L. Watson on May 19, 1997, will be held by Mr. Watson for investment purposes. The Reporting Person acquired the shares of Common Stock held of record prior to March 20, 1997 set forth in Item 5(a) in connection with the Trident Combination (defined herein) and is holding such shares for investment purposes.

      Intent to Dispose of Shares of Common Stock. The Reporting Person intends to sell shares of Common Stock from time to time as market conditions allow to diversify his personal investment portfolio and the investment portfolio of his wife's and children's trusts.

      Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's Certificate of Incorporation or Bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

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                             CUSIP NO. 629121 10 4


Item 5.   Interest in Securities of the Issuer.

      (a) Mr. Watson and the Trusts beneficially own the number of shares of Common Stock set forth in the table below.


                                   Number of Shares   Total Number
                   Number of         That May be       of Shares     Percentage
                  Shares Held      Acquired Within    Beneficially      of
                of Record as of      60 Days of       Owned as of    Common Stock
     Name       March 20, 1997     March 20, 1997    March 20, 1997   Owned/1/
--------------  ---------------   -----------------  --------------- ------------
C. L. Watson          4,214,495         1,738,718       5,953,213          3.91%

Trusts                2,954,362               -0-       2,954,362          1.94%
                      ---------         ---------       ---------        ------
Totals
                      7,168,857         1,738,718       8,907,575          5.85%
                      =========         =========       =========        ======


      Background. The Reporting Person acquired the shares of Common Stock beneficially owned by him, in his individual capacity and in his capacity as the Trustee of the Trusts prior to March 20, 1997, the date of the event which requires the filing of this Statement on Schedule 13D, as of March 14, 1995 (the "Effective Time"), upon the consummation of the transactions (the "Trident Combination") contemplated by that certain Combination Agreement and Plan of Merger, dated as of October 21, 1994, among Trident NGL Holding, Inc. ("Trident"), Natural Gas Clearinghouse ("Clearinghouse"), and certain other parties thereto. Pursuant to the Trident Combination, Trident, as the surviving corporation in the Trident Combination, became the owner of all of the outstanding equity interests in Clearinghouse and changed its name to NGC Corporation. NGC Corporation is the Issuer of the Common Stock.

      Upon consummation of the Trident Combination, the Reporting Person acquired 7,038,326 shares of Common Stock or approximately 6.4% of the Common Stock outstanding as of the Effective Time. The Reporting Person filed a Statement Schedule 13D relating to the acquisition of Common Stock pursuant to the Trident Combination on March 22, 1995. On February 29, 1996, a determination was made with respect to certain contingent shares issued in connection with the Trident Combination. The Reporting Person acquired an additional 355,529 shares of Common Stock as a result of such determination.

_______________________

/1/     Based upon 152,097,356 shares of Common Stock deemed to be outstanding at the close of business on March 20, 1997 pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (150,358,638 shares outstanding on March 20, 1997 plus 1,738,718 shares that may be acquired by Mr. Watson within 60 days of March 20, 1997).

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                             CUSIP NO. 629121 10 4


      On May 22, 1996, the Issuer, Chevron U.S.A. Inc. ("Chevron"), and Midstream Combination Corp., a wholly-owned subsidiary of Chevron, entered into a Combination Agreement and Plan of Merger providing for a combination of the Issuer with substantially all of Chevron's midstream assets and certain strategic alliances (the "Chevron Combination"). Pursuant to the Chevron Combination, the Issuer was merged with and into Midstream Combination Corp., which was renamed "NGC Corporation," as the successor-in-interest to the Issuer. As part of such transaction, an additional 38,623,211 shares of Common Stock of the Issuer were issued to Chevron. As a result of such increase in the number of outstanding shares of Common Stock, the Reporting Person's ownership dropped to approximately 4.9% of the Common Stock of the Issuer outstanding as of August 31, 1996, the effective date of the Chevron Combination. The Reporting Person filed an Amendment to Schedule 13D on September 11, 1996, to reflect the Reporting Person's beneficial ownership of five percent or less of the Common Stock of the Issuer.

      (b) The Reporting Person has the sole power to vote and the sole power to dispose of the shares of Common Stock which he owns of record in his own name, as indicated in the table above. As Trustee of the Trusts, the Reporting Person has the sole power to vote and the sole power to dispose of all shares of Common Stock owned of record by each of the Trusts, as reflected in the table above.
In addition, the Reporting Person will have the sole power to vote and the sole power to dispose of all of the shares of Common Stock which the Reporting Person, in his individual capacity, may acquire upon the exercise of certain employee stock options that become exercisable on May 19, 1997, as reflected in the table above.

      (c) None.

      (d) With respect to the shares of Common Stock owned of record in the name of Mr. C. L. Watson, C. L. Watson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. With respect to the shares of Common Stock owned of record by the Trusts (and the C. L. Watson Grantor Retained Annuity Trust), the Reporting Person, in his capacity as Trustee, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities on behalf of the Trusts. With respect to the shares of Common Stock that Mr. Watson has the right to acquire upon the exercise of certain employee stock options that become fully exercisable on May 19, 1997, C. L. Watson will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Set forth below is a brief description of certain agreements concerning the shares of Common Stock and other securities of the Issuer held by the Reporting Person. Such agreements

                             CUSIP NO. 629121 10 4

are attached as exhibits hereto and are incorporated herein by reference in their entirety for all purposes.

      NGC Corporation Amended and Restated Employee Equity Option Plan. The NGC Corporation Amended and Restated Employee Equity Option Plan (the "EEP") provides for the grant of options to purchase shares of Common Stock. Each option under the EEP vests on the fifth anniversary of the date of grant and terminates on the tenth anniversary of the date of grant, subject to certain exceptions. C. L. Watson currently holds the following options granted under the
EEP: (i) options to purchase 1,738,717 shares of Common Stock at an exercise price of $2.028 per share, which will vest on May 19, 1997 and expire on May 19, 2002, (ii) options to purchase 125,000 shares of Common Stock at an exercise price of $2.028 per share, which will vest on July 9, 2001 and will expire on July 9, 2006 and (iii) options to purchase 220,008 shares of Common Stock at an exercise price of $2.028 per share, which will vest on November 19, 2001 and expire on November 19, 2006.

      NGC Corporation Amended and Restated 1991 Stock Option Plan. The NGC Corporation Amended and Restated 1991 Stock Option Plan (the "Stock Option Plan") provides for the grant of options to purchase shares of Common Stock. Each option under the Stock Option Plan vests and becomes exercisable ratably over a three-year period following date of grant and terminates on the tenth anniversary of the date of grant. C. L. Watson currently holds options to purchase 111,740 shares of Common Stock at an exercise price $18.75 per share, which will vest and become exercisable ratably in one-third increments on November 19, 1997, November 19, 1998 and November 19, 1999, respectively, and will expire on May 19, 2006.

      At the present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer involving C. L. Watson and the Trusts.

Item 7.   Materials to be Filed as Exhibits.

      1.    NGC Corporation Amended and Restated Employee Equity Option Plan.

      2.    NGC Corporation Amended and Restated 1991 Stock Option Plan.

      3.    Agreement of Joint Filing.

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                             CUSIP NO. 629121 10 4

                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Dated: March 31, 1997               By:       /s/ C. L. WATSON
                                        -----------------------
                                        Name: C. L. Watson


                                    CHARLES L. WATSON GRANTOR
                                       RETAINED ANNUITY TRUST

                                    KIM R. WATSON GRANTOR
                                       RETAINED ANNUITY TRUST

                                    KERI M. WATSON TRUST

                                    BRIAN J. WATSON TRUST

                                    CARLY R. WATSON TRUST



                                    By:        /s/ C. L. WATSON
                                       -----------------------
                                        C. L. Watson
                                        Trustee

                             CUSIP NO. 629121 10 4

                               INDEX TO EXHIBITS

                                                                    SEQUENTIALLY
                                                                      NUMBERED
 NUMBER                       EXHIBIT                                   PAGE
 ------                       -------                              -------------

   1.     NGC Corporation Amended and Restated Employee Equity
          Option Plan.

   2.     NGC Corporation Amended and Restated 1991 Stock Option
          Plan.

   3.     Agreement of Joint Filing.